TODEX CORP.

1810 E Sahara Ave, Office 219, Las Vegas, NV 89104

Tel. (702) 997-2502

March 20, 2015

Mr. Gabriel Eckstein

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Todex Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed February 13, 2015

       File No. 333-201288

Dear Mr. Gabriel Eckstein:

Todex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated February 27, 2015 (the "Comment Letter"), with reference to the Company's amendment number 1 to registration statement on Form S-1 filed with the Commission on February 13, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and we are unable to concur with your assertion that you are not a shell company. In this regard, we specifically note your statement in your prospectus that you have no developed product or revenues, and that you have identified just one customer. In addition, you state that you have primarily been involved in organizational activities and do not have sufficient capital to commence operations. Moreover, your nascent Software Development Agreement of less than 30 days may be considered a nominal asset. These are factors indicating that you are a shell company under the definition in Securities Act Rule 405. Accordingly, please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 27, to indicate that you are a shell company.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.  Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market and raising of capital.

2.    Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates software development business. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.   Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4.   We have already started operations and continue to develop our business. On February 12, 2015 we signed the Software Development Agreement. Even though we have identified just one customer, this customer has already paid us a retainer. Our sole officer and director is constantly looking for a new customers.

5.   Even though we have primarily been involved in organizational activities and do not have sufficient capital, as of today, we have generated $2,000 in revenue. We need proceeds from our offering to start significant operations.

6.    We lease the office in Sahara Business Center since November 10, 2014.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Prospectus Cover Page

2. We note your revisions in response to prior comment 3. Please include the page number where the risk factors appear in your prospectus. Refer to Item 501(b)(5) of Regulation S-K. In addition, revise the enumeration on the table of contents page to identify the correct pages on which the information appears.

Our response: We have included the page number where the risk factors appear in our prospectus.

Use of Proceeds, page 13

3. Regarding your revisions in response to prior comment 2, we note that if you sell only 25% of the maximum offering amount, you will not able to pay the estimated SEC reporting and compliance expenses, after paying for the cost of the offering. Please expand to discuss the implications to your business of selling only 25% of the total offering amount. Also consider adding risk factor disclosure.

Our response: We have expanded our disclosure to discuss the implications to our business of selling only 25% of the total offering amount. We have also added risk factor disclosure.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

4. We note your Office Service Agreement filed as exhibit 10.2 in response to prior comment 8. Please refile the agreement in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

Our response: We have refiled the agreement in a proper electronic format.

Directors, Executive Officers, Promoter and Control Persons, page 24

5. Please expand your disclosure in response to prior comment 9 to provide a brief description of Mr. Ermolovich’s duties as a sole proprietor in used car distribution.

Our response: We have expanded our disclosure to provide a brief description of Mr. Ermolovich’s duties as a sole proprietor in used car distribution.

Plan of Distribution

Procedures for Subscribing, page 30

6. Regarding the Subscription Agreement filed as exhibit 99.1 in response to prior comment 10, please tell us which provision provides for your right to reject subscriptions, as disclosed on page 30.

Our response: We have filed updated Subscription Agreement filed as exhibit 99.1 that includes the provision which provides for our right to reject subscriptions.

Exhibits, page 45

7. We note that you have not provided an updated consent from your independent registered public accounting firm. Please provide an updated consent in your next amendment. We refer you to Item 601(b)(23) of Regulation S-K.

Our response: We have filed an updated consent from our independent registered public accounting firm.

Please direct any further comments or questions you may have to the company at todexcorp@yandex.com

Thank you.

Sincerely,

/S/ Vladislav Ermolovich

Vladislav Ermolovich, President